SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                           AMENDMENT NO. 1
                               ON
                       FORM 11-K/A-1

(Mark One)

       (X)     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the Year Ended December 31, 1995

                                   OR

       ( )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the Transition Period From      to
                              Commission File Number

                 A. Full title of the Plan and the address of the
                    Plan, if different from that of the issuer named below:

                    ACCEPTANCE INSURANCE COMPANIES INC.
           EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

                 B. Name of issuer of the securities held
                    pursuant to the Plan and the address of its principal executive office:

                    ACCEPTANCE INSURANCE COMPANIES INC.
                           ONE CENTRAL PARK PLAZA
                   222 SOUTH 15TH STREET, SUITE 600 NORTH
                           OMAHA, NEBRASKA 68102

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              ACCEPTANCE INSURANCE COMPANIES INC.
                              EMPLOYEE STOCK OWNERSHIP AND TAX
                              DEFERRED SAVINGS PLAN
                              -----------------------------------
                              (Name of Plan)


        July 3, 1996               /s/ Georgia M. Mace
Date: __________________      By ________________________________
                                   Georgia M. Mace
                                   Plan Administrator

                      REQUIRED INFORMATION


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.


Table of Contents


(a)  Financial Statements and Annual Report Schedules

     Independent Auditor's Report
     Statement of Net Assets Available for Benefits,
       December 31, 1995
     Statement of Net Assets Available for Benefits,
       December 31, 1994
     Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1995
     Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1994
     Notes to Financial Statements

(b)  Annual Report Schedules

     Item 27a - Schedule of Assets Held for Investment
       Purposes, December 31, 1995
     Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1995

(c)  Exhibits

     Exhibit 23 - Independent Auditor's Consent


Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITOR'S REPORT

Administrative Committee
Acceptance Insurance Companies Inc. Employee Stock
  Ownership and Tax Deferred Savings Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Pfeister & Associates

June 3, 1996
Omaha, Nebraska

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1995
- ---------------------------------------------------------------------------------------------------
                               Guaranteed                                                Capital
                               Interest                Market    Balanced    Income    Appreciation
                               Contracts    Other      Funds     Portfolio  Portfolio   Portfolio
                               ---------    -----      ------    ---------  ---------  ------------
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                $  --      $  --      $  --      $  --      $  --       $    --
  Money Market Fund                --            55    279,565    215,977     48,045       325,506
  U.S. Government Securities       --         --         --       122,681     60,785         --
  Corporate Securities             --         --         --        36,875     31,125     1,232,524
  Common Stock                     --         --         --       167,076     45,189     2,621,669
  Preferred Stock                  --         --         --        72,193     33,377         --
  Mutual Funds                     --       212,762      --         --         --           53,750
  Participant loans                --       130,619      --         --         --            --

Investments at Contract Value:
  Guaranteed Interest Contracts  273,636      --         --         --         --            --
  Certificate of Deposit         156,936      --         --         --         --            --
  Cash                             --         --        35,317      --         --            --

Receivables:
  Employer Contributions           --       239,408      --         --         --            --
  Accrued Interest                24,629         13      1,235      4,338      1,977        25,628
                                --------   --------   --------   --------   --------    ----------
                                 455,201    582,857    316,117    619,140    220,498     4,259,077
                                --------   --------   --------   --------   --------    ----------

LIABILITIES

  Excess contributions payable     --         2,201      --         8,013        563        21,889
  ESOP loan                        --         --         --         --         --            --
                                --------   --------   --------   --------   --------    ----------
    Total liabilities              --         2,201      --         8,013        563        21,889
                                --------   --------   --------   --------   --------    ----------

Net assets available for
  benefits                      $455,201   $580,656   $316,117   $611,127   $219,935    $4,237,188
                                ========   ========   ========   ========   ========    ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1995
- ---------------------------------------------------------------------------------------------------
                               Acceptance        Employee Stock
                                 Common            Ownership
                               Stock Fund   Allocated  Unallocated    Total
                               ----------   ---------  -----------    -----
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                $760,335    $860,638    $331,311    $1,952,284
  Money Market Fund                  148          38       --          869,334
  U.S. Government Securities       --          --          --          183,466
  Corporate Securities             --          --          --        1,300,524
  Common Stock                     --          --          --        2,833,934
  Preferred Stock                  --          --          --          105,570
  Mutual Funds                     --          --          --          266,512
  Participant loans                --          --          --          130,619

Investments at Contract Value:
  Guaranteed Interest Contracts    --          --          --          273,636
  Certificate of Deposit           --          --          --          156,936
  Cash                             --          --          --           35,317

Receivables:
  Employer Contributions           --          --          --          239,408
  Accrued Interest                    12       --          --           57,832
                                --------    --------    --------    ----------
                                 760,495     860,676     331,311     8,405,372
                                --------    --------    --------    ----------

LIABILITIES

  Excess contributions payable     7,721       --          --           40,387
  ESOP loan                        --          --        245,010       245,010
                                --------    --------    --------    ----------
    Total liabilities              7,721       --        245,010       285,397
                                --------    --------    --------    ----------

Net assets available for
  benefits                      $752,774    $860,676    $ 86,301    $8,119,975
                                ========    ========    ========    ==========

              The accompanying notes are an integral part of the financial statements.

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1994
- ---------------------------------------------------------------------------------------------------

                               Guaranteed              Money                             Capital
                               Interest                Market    Balanced    Income    Appreciation
                               Contracts    Other      Funds     Portfolio  Portfolio   Portfolio
                               ---------    -----      ------    ---------  ---------  ------------
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                $  --      $  --      $  --      $  --      $  --       $    --
  Money Market Fund              138,042     16,281    472,834     41,851     34,026       381,880
  U.S. Government Securities       --         --         --       112,457     55,748        49,109
  Corporate Securities             --         --         --         --         --          723,062
  Common Stock                     --         --         --       127,263     27,189     1,817,079
  Preferred Stock                  --         --         --         --         --           50,893
  Participant Loans                --        91,715      --         --         --            --

Investments at Contract Value:
  Guaranteed Interest Contracts  342,288      --         --         --         --            --

  Cash                             --            68     31,868      --         --            --

Receivables:
  Employer Contributions           --       126,720      --         --         --            --
  Employee Contributions           --        22,331      --         --         --            --
  Accrued Interest                 1,193         58      1,980      2,995      1,248        24,302
                                --------   --------   --------   --------   --------    ----------
    Total assets                 481,523    257,173    506,682    284,566    118,211     3,046,325
                                --------   --------   --------   --------   --------    ----------

LIABILITIES

  Excess contributions payable     1,575      --         --         5,068      1,566        17,594
  ESOP Loan                        --         --         --         --         --            --
                                --------   --------   --------   --------   --------    ----------
    Total liabilities              1,575      --         --         5,068      1,566        17,594
                                --------   --------   --------   --------   --------    ----------
Net assets available for
  benefits                      $479,948   $257,173   $506,682   $279,498   $116,645    $3,028,731
                                ========   ========   ========   ========   ========    ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1994
- ---------------------------------------------------------------------------------------------------
                                                   Employee
                               Acceptance            Stock
                                 Common            Ownership
                               Stock Fund    Allocated    Unallocated       Total
                               ----------    ---------    -----------       -----
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                $460,320     $797,925      $405,150       $1,663,395
  Money Market Fund               77,704        --            --           1,162,618
  U.S. Government Securities       --           --            --             217,314
  Corporate Securities             --           --            --             723,062
  Common Stock                     --           --            --           1,971,531
  Preferred Stock                  --           --            --              50,893
  Participant Loans                --           --            --              91,715

Investments at Contract Value:
  Guaranteed Interest Contracts    --           --            --             342,288

 Cash                                499          738         --              33,173

Receivables:
  Employer Contributions           --           --            --             126,720
  Employee Contributions           --           --            --              22,331
  Accrued Interest                   323        --            --              32,099
                                --------     --------      --------       ----------
    Total assets                 538,846      798,663       405,150        6,437,139
                                --------     --------      --------       ----------

LIABILITIES

  Excess contributions payable     2,916        --            --              28,719
  ESOP Loan                        --           --          297,110          297,110
                                --------     --------      --------       ----------
    Total liabilities              2,916        --          297,110          325,829
                                --------     --------      --------       ----------
Net assets available for
  benefits                      $535,930     $798,663      $108,040       $6,111,310
                                ========     ========      ========       ==========

              The accompanying notes are an integral part of the financial statements.

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1995
- ---------------------------------------------------------------------------------------------------
                               Guaranteed
                               Interest                Market    Balanced    Income    Appreciation
                               Contracts    Other      Funds     Portfolio  Portfolio   Portfolio
                               ---------    -----      ------    ---------  ---------  ------------
Additions:
Investment Income:
  Interest                      $ 26,097  $    772  $   19,614   $ 20,028   $  8,939    $  116,298
  Dividends                        --        --          --         2,576        993        54,952
  Realized (loss) gain             --        3,201       --        17,632      4,899       351,523
  Unrealized (loss) gain           --        6,722       --        49,929     16,393       383,991
                                --------  --------  ----------   --------   --------    ----------
                                  26,097    10,695      19,614     90,165     31,224       906,764
Allocation of 4,737 shares of
  Company stock at market          --        --          --         --         --            --

Contributions:
  Employee                         --       13,996     824,729      --         --            7,886
  Employee Rollovers               --        --         15,548      1,532      1,533        11,946
  Employer                         --      112,688     128,530      --         --            --
  Interest paid by Acceptance
    on behalf of Plan              --        --          --         --         --            --
                                --------  --------  ----------   --------   --------    ----------
                                   --      126,684     968,807      1,532      1,533        19,832
                                --------  --------  ----------   --------   --------    ----------
      Total additions             26,097   137,379     988,421     91,697     32,757       926,596

Deductions:
  Return of excess
    Contributions                  --       (2,201)      --        (8,013)      (563)      (21,889)
  Distributions to Plan
    Participants                 (18,889)   (2,137)    (22,717)    (4,809)      (392)     (126,573)

  Allocation of 4,737 shares
    of Company stock at
    market                         --        --          --         --         --            --
  Interest on ESOP loan            --        --          --         --         --            --
                                --------  --------   ---------   --------   --------    ----------
    Total deductions             (18,889)   (4,338)    (22,717)   (12,822)      (955)     (148,462)

Net transfer of assets
  (to) from                      (31,955)  190,442  (1,156,269)   252,754     71,488       430,323

Net increase (Decrease)          (24,747)  323,483    (190,565)   331,629    103,290     1,208,457

Net assets available for
  benefits Beginning of year     479,948   257,173     506,682    279,498    116,645     3,028,731

Net assets available for
  benefits at End of year       $455,201  $580,656  $  316,117   $611,127   $219,935    $4,237,188
                                ========  ========  ==========   ========   ========    ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1995
- ---------------------------------------------------------------------------------------------------
                               Acceptance        Employee Stock
                                 Common            Ownership
                               Stock Fund   Allocated  Unallocated    Total
                               ----------   ---------  -----------    -----
Additions:
Investment Income:
  Interest                      $  2,428    $     22    $  --       $  194,198
  Dividends                        --           --         --           58,521
  Realized (loss) gain            36,089         596       --          413,940
  Unrealized (loss) gain          (6,105)    (26,029)    (17,892)      407,009
                                --------    --------    --------    ----------
                                  32,412     (25,411)    (17,892)    1,073,668
Allocation of 4,737 shares of
  Company stock at market          --         74,016       --           74,016

Contributions:
  Employee                         --          --          --          846,611
  Employee Rollovers               2,428       --          --           32,987
  Employer                         --          --         52,100       293,318
  Interest paid by Acceptance
    on behalf of Plan              --          --          3,994         3,994
                                --------    --------    --------    ----------
                                   2,428       --         56,094     1,176,910
                                --------    --------    --------    ----------
      Total additions             34,840      48,605      38,202     2,324,594

Deductions:
  Return of excess
    Contributions                 (7,721)      --          --          (40,387)
  Distributions to Plan
    Participants                 (20,103)     (1,912)      --         (197,532)

  Allocation of 4,737 shares
    of Company stock at
    market                         --          --        (74,016)      (74,016)
  Interest on ESOP loan            --          --         (3,994)       (3,994)
                                --------    --------    --------    ----------
    Total deductions             (27,824)     (1,912)    (78,010)     (315,929)

Net transfer of assets
  (to) from                      209,828      15,320      18,069         --

Net increase (Decrease)          216,844      62,013     (21,739)    2,008,665

Net assets available for
  benefits Beginning of year     535,930     798,663     108,040     6,111,310

Net assets available for
  benefits at End of year       $752,774    $860,676    $ 86,301    $8,119,975
                                ========    ========    ========    ==========

              The accompanying notes are an integral part of the financial statements.

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1994
- ---------------------------------------------------------------------------------------------------

                               Woodward    Woodward    Woodward     Guaranteed              Money
                                Equity       Bond     Opportunity    Interest               Market
                              Index Fund     Fund        Funds       Contracts    Other     Funds
                              ----------   --------   -----------   ----------    -----     ------
Additions:
Investment Income:
  Interest                    $   --       $  --      $   --         $ 15,060   $  1,691  $  17,521
  Dividends                       --          --          --            --         --         --
  Realized (loss) gain           (5,124)    (11,087)     (7,709)        --         --         --
  Unrealized (loss) gain          --          --          --            --         --         --
                              ---------    --------   ---------      --------   --------  ---------
                                 (5,124)    (11,087)     (7,709)       15,060      1,691     17,521
Contributions:
  Employee                        6,952       3,573       9,890         --        22,681    329,591
  Employee Rollovers              --          --          --            --         --        93,360
  Employer                        --          --          --            --        68,666     58,054
Loan Proceeds                     --          --          --            --         --         --
                              ---------    --------   ---------      --------   --------  ---------
                                  6,952       3,573       9,890         --        91,347    481,005
                              ---------    --------   ---------      --------   --------  ---------
    Total additions               1,828      (7,514)      2,181        15,060     93,038    498,526

Deductions:
  Return of excess
    contributions                 --          --          --           (1,575)     --         --
  Distributions to Plan
    participants                    (85)       (415)       (451)       (2,337)     --      (106,635)
  ESOP loan                       --          --          --            --         --         --
                              ---------    --------   ---------      --------   --------  ---------
                                    (85)       (415)       (451)       (3,912)     --      (106,635)

Net transfer of assets
  (to) from
  Other funds                  (106,403)    (79,169)   (209,617)      128,431    (37,332)  (244,427)
  Redland transfer                --          --          --          340,369      --        71,216
                              ---------    --------   ---------      --------   --------  ---------
                               (106,403)    (79,169)   (209,617)      468,800    (37,332)  (173,211)

Net increase                   (104,660)    (87,098)   (207,887)      479,948     55,706    218,680

Net assets available for
  benefits
    Beginning of year           104,660      87,099     207,954         --       201,399    288,002

Net assets available for
  benefits at
    End of year               $   --       $      1   $      67      $479,948   $257,105  $ 506,682
                              =========    ========   =========      ========   ========  =========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1994
- ---------------------------------------------------------------------------------------------------

                                                              Capital        Acceptance
                              Balanced        Income        Appreciation       Common
                              Portfolio      Portfolio       Portfolio       Stock Fund
                              ---------      ---------      ------------     ----------
Additions:
Investment Income:
  Interest                    $  2,781       $  1,217        $   53,560       $  1,835
  Dividends                        977            210            16,573          --
  Realized (loss) gain           --             --                5,541        (30,972)
  Unrealized (loss) gain           (14)          (270)            9,123        193,835
                              --------       --------        ----------       --------
                                (3,744)         1,157           (84,797)       164,698
Contributions:
  Employee                      46,302         10,822            86,534         26,930
  Employee Rollovers            43,409         23,432            35,921          6,083
  Employer                       --             --                --             --
Loan Proceeds                    --             --                --             --
                              --------       --------        ----------       --------
                                89,711         34,254           122,455         33,013
                              --------       --------        ----------       --------
    Total additions             93,455         35,411           207,252        197,711

Deductions:
  Return of excess
    contributions               (5,068)        (1,566)          (17,594)        (2,916)
  Distributions to Plan
    participants                 --             --              (99,575)       (94,519)
  ESOP loan                      --             --                --             --
                              --------       --------        ----------       --------
                                (5,068)        (1,566)         (117,169)       (97,435)

Net transfer of assets
  (to) from
  Other funds                  191,111         82,800           206,157         68,449
  Redland transfer               --             --            1,732,491          --
                              --------       --------        ----------       --------
                               191,111         82,800         2,938,648         68,449

Net increase                   279,498        116,645         3,028,731        168,725

Net assets available for
  benefits
    Beginning of year            --             --                --           367,205

Net assets available for
  benefits at
    End of year               $279,498       $116,645        $3,028,731       $535,930
                              ========       ========        ==========       ========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1994
- ---------------------------------------------------------------------------------------------------
                                    Employee
                                      Stock
                                    Ownership
                              Allocated    Unallocated          Total
                              ---------    -----------          -----
Additions:
Investment Income:
  Interest                    $     24       $  --           $   93,689
  Dividends                      --             --               17,760
  Realized (loss) gain          25,495          --              (23,856)
  Unrealized (loss) gain        48,071        108,040           358,785
                              --------       --------         ---------
                                73,590        108,040           446,378
Contributions:
  Employee                       --             --              543,275
  Employee Rollovers             --             --              202,205
  Employer                       --             --              126,720
Loan Proceeds                    --           297,110           297,110
                              --------       --------         ---------
                                 --           297,110         1,169,310
                              --------       --------         ---------
    Total additions             73,590        405,150         1,615,688

Deductions:
  Return of excess
    contributions                --             --              (28,719)
  Distributions to Plan
    participants               (38,764)         --             (342,781)
  ESOP loan                      --          (297,110)         (297,110)
                              --------       --------         ---------
                               (38,764)      (297,110)         (668,610)

Net transfer of assets
  (to) from
  Other funds                    --             --                --
  Redland transfer               --             --            3,144,076
                              --------       --------        ----------
                                 --             --            3,144,076

Net increase                    34,826        108,040         4,091,154

Net assets available for
  benefits
    Beginning of year          763,837          --            2,020,156

Net assets available for
  benefits at
    End of year               $798,663       $108,040        $6,111,310
                              ========       ========        ==========

              The accompanying notes are an integral part of the financial statements.

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Notes to Financial Statements
Years Ended December 31, 1995 and 1994

1.   DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Acceptance Insurance Companies Inc. Employee Stock Ownership (ESOP) and Tax Deferred Savings Plan (401[k]) (the
     Plan) was established to enable participating employees of Acceptance Insurance Companies Inc. (the Company) to share in the growth of the employer and to provide participants with future economic security. Participation in the Plan is voluntary and is applicable to all employees who have been credited with one year of service and attained the age of 21 for the ESOP portion and have been credited with six months of service and attained the age of 21 for the 401(k) portion. The Plan is administered by the Acceptance Insurance Companies Inc. Administrative Committee.

     Contributions

     Employee contributions are invested in one or more funds as elected by the employee. As of December 31, 1995, the following funds were available for investment: Money Market Fund, Income Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Guaranteed Interest Contracts; and Acceptance Insurance Companies Inc. Common Stock Fund. Employer contributions are invested only in the Acceptance Common Stock Fund for the ESOP portion of the Plan and in one or more funds for the 401(k) portion of the Plan, as directed by the participant.

     Each participant may, subject to the maximum limitations under ERISA, contribute to the 401(k) portion from 1% to 15% of their compensation, as defined under the Plan. The Company may, but is not required, to contribute a matching contribution. The Company may also make an additional discretionary contribution. Any Company contributions are determined by the Company's Board of Directors.

     Vesting

     Employer contributions to the ESOP portion of the Plan become vested in accordance with a vesting schedule which increases 20% for each consecutive year of service starting with the third year of service and are fully vested after seven years of service. For the 401(k) portion of the Plan, except upon death, disability or retirement, whereupon employer contributions become fully vested, employer contributions are vested 10% with one year of service and vesting increases to 30%, 50%, 75% and 100% through five years of service. Employee contributions are fully vested at all times.

     The normal form of benefit for a participant who terminates or retires is a lump sum payment. If the participant's account was invested in Acceptance Insurance Companies Inc. common stock, the payment can be in the form of stock or cash. For all other account balances lump sum payment is in cash only.

     Loans to participants
     The Plan provides that participants may be granted loans subject to certain terms and maximum dollar or vested account balance limits, as defined by the Plan. These loans mature within five years from the date they are granted, except for loans for the participant's principal residence where the maturity date can be extended beyond five years. Loan payments are withheld from employee payroll and submitted to the trustee.

     Plan merger
     On July 1, 1994, the Redland Group Profit Sharing Plan and 401(K) Plan were merged into the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan. The transferred net assets have been recognized in the accounts of the Acceptance Plan as of July 1, 1994, at the balances previously carried in the accounts of the Redland Group plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from July 1, 1994. A summary of the transferred net assets follows:

     Investments, at fair value                   $3,168,208
     Receivables:
       Employee contributions                         21,214
       Others                                            432
     Accounts payable and accrued liabilities        (45,778)
                                                  ----------
                                                  $3,144,076
                                                  ==========

     Plan termination
     The term of the plan is indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. In the event the Plan is terminated, with certain exceptions, each participant's account becomes 100% vested. The Company is required to direct the Trustee to distribute the Plan's assets to participants in lump sum distributions, which shall be made in whole shares of the Acceptance Insurance Companies Inc. stock to the extent the fund is so comprised and cash.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Acceptance Insurance
     Companies Inc. Employee Stock Ownership and Tax Deferred
     Savings Plan are prepared on the accrual basis of accounting.

     Investments - Investments in equity securities are recorded at fair value. Mutual fund units are recorded at reported net asset value. Investments in guaranteed interest contracts are valued at contract value (see Note 3), which approximates fair value. Participant loans are carried at the balance of outstanding principal.

     Interest and dividend income are recorded on the accrual basis.

     Payment of benefits - Benefits are recorded when paid.

3.   GUARANTEED INTEREST CONTRACTS WITH INSURANCE COMPANY

     Assets that were merged into the Plan from the Redland Group 401(K) Plan (see Note 1) include a Guaranteed Interest Account entered into with Principal Mutual Life Insurance Company (Principal) on September 1, 1992. Pursuant to the merger, the contracts were transferred to the Plan trustee, who maintains the contributions. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Principal. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals.

4.   EXERCISE OF WARRANTS AND ESOP LOAN

     Effective November 28, 1994, the Plan exercised its 27,010 warrants to purchase common stock of Acceptance Insurance Companies Inc. at $11.00 a share, for a total purchase price of $297,110, financed by a term note guaranteed by the Company.

     The term note bears interest at 7.5%, payable in annual installments of $56,094 including principal. The annual principal and interest payments are due beginning February 1, 1995, with any remaining principal due February 1, 2001. Effective November 28, 1994, the Company entered into a contribution agreement whereby the Company agrees to contribute to the Plan a sufficient amount to allow the Plan to pay the annual installments of principal and interest on the loan. The Plan agrees to apply any amounts received toward the annual principal and interest installments. Interest of $3,994 was paid by the Company on behalf of the Plan, for the year ended December 31, 1995. Loan repayments will be made as follows:

                    1996                $ 37,019
                    1997                  39,893
                    1998                  43,004
                    1999                  46,352
                    2000                  49,964
                    2001                  28,778
                                        --------
                                        $245,010
                                        ========

     The loan is collateralized by the unallocated shares of stock. As the ESOP loan is paid, stock is released from encumbrance and allocated to participants' accounts based on a predetermined formula. The lender has no right against shares that have been released and allocated under the ESOP. Accordingly, the financial statements present separately the assets and liabilities and changes therein related to:

          .    Stock already released and allocated to
               participant accounts.

          .    Stock not yet allocated to employees
               (unallocated).

     The net assets and changes in net assets available for benefits for the ESOP portion of the Plan for the year ended
     December 31, 1994 have been reclassified to conform to the 1995 presentation.

5.   FEES AND EXPENSES

     Fees and expenses that are incurred directly in the interest of the Plan were paid by Acceptance Insurance Companies Inc.
     for the years ended December 31, 1995 and 1994.

6.   INCOME TAX STATUS

     The Internal Revenue Service has informed the Company that the Plan, as amended and restated October 1, 1990, is qualified under Section 401(a) of the Internal Revenue Code
     (IRC) and is, accordingly, exempt from Federal income taxes under the provisions of Section 501(a) of the IRC.

     A participant's contributions to the 401(k) portion of the Plan are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions are taxable to the participant upon receipt. A participant is not subject to federal income taxes on the amount of Company contributions and Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

7.   RELATED PARTY TRANSACTIONS

     Mammel and Associates, a related party, began administering the Plan on July 1, 1994. As stated in Note 5, all fees incurred for Plan administration were paid by Acceptance
     Insurance Companies Inc.

8.   INVESTMENTS

     Investments held by the Plan at December 31, are:

                                                    1995                    1994
               Description                   Cost        Market      Cost        Market
               -----------                   ----        ------      ----        ------
     Acceptance Insurance Companies Inc.
       Common Stock (108,973 and 83,883
       shares)                             $1,342,354  $1,620,973  $  981,920  $1,258,245

     Acceptance Insurance Companies Inc.
       Common Stock (22,273 and 27,010
       shares encumbered by ESOP Loan
       (Note 4))                              245,003     331,311  $  297,110  $  405,150

     Common Stock of Unaffiliated
       Companies                            2,384,774   2,833,934   1,952,196   1,971,531

     Preferred Stock                          103,375     105,570      49,626      50,893

     Mutual funds                             259,166     266,512       --          --

     U.S. Government Obligations              169,675     183,466     218,882     217,314

     Corporate Securities                   1,261,267   1,300,524     733,258     723,062

     Guaranteed Interest Contracts            273,636     273,636     342,288     342,288

     Certificate of Deposit                   156,936     156,936       --          --

     Money Market Fund                        869,334     869,334   1,162,618   1,162,618

     Participant Loans                        130,619     130,619      91,715      91,715
                                           ----------  ----------  ----------  ----------
                                           $7,196,139  $8,072,815  $5,829,613  $6,222,816
                                           ==========  ==========  ==========  ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995
- ---------------------------------------------------------------------------------------------------
             Column B                                Column C                 Column D    Column E
                                       Description of Investment, Including
    Identity of Issue, Borrower           Collateral, Rate of Interest,                   Current
      Lessor or Similar Party          Maturity Date, Par or Maturity Value     Cost       Value

Common Stock:                                    Number of Shares
*Acceptance Insurance Companies Inc.                 108,973                 $1,342,354  $1,620,973
*Acceptance Insurance Companies Inc.   22,273, collateralized by term note,
                                             7.5%, maturing 2/1/2001            245,003     331,311
Allied Group, Inc.                                     2,000                     52,250      72,000
Amdahl Corp                                            8,500                     85,142      72,250
Amtech Corp Com                                          600                      6,300       3,074
Belden & Blake Corp Com                                5,000                     80,625      87,500
Borders Group Inc.                                     5,000                     74,525      92,500
Brierly Investments Ltd Com                           48,200                     34,800      37,791
Brinker International Inc.                             4,000                     55,862      60,500
Brunswick Corp                                         2,700                     54,499      64,800
Carrington Labs                                          200                      3,464       6,200
Cato Corp CL A                                         8,700                     62,449      67,425
Cavalier Homes Inc.                                      812                      7,909      16,850
Central Newspapers CL A                                  360                     10,135      11,295
Charter Power Systems Inc                              2,300                     58,075      66,125
Citicorp Common                                          373                     20,234      25,084
Compania Boliviana Energia                               900                     27,072      29,925
CP Pokphan Co HK/Reg                                 153,480                     45,584      61,515
Dean Witter Discover & Co                              1,100                     56,223      51,700
Developers Divers Realty Corp                          1,800                     52,958      54,000
Devon Energy Corp                                      3,500                     63,210      89,250
Dillard Dept Stores CL A                               1,300                     32,968      37,050
E P Technologies                                         730                      6,661      10,585
Florida East Coast Inds                                  100                      6,866       6,825
Foremost Corp of America                               1,180                     37,318      59,885
Frontier Ins Group Inc Com                             3,500                     61,194     112,000
FTP Software Inc                                       1,900                     53,556      55,100
Gainsco Inc                                            5,800                     51,765      65,975
General Instrument Corp                                1,500                     35,897      35,062
Great Lakes Chem Corp                                  1,200                     63,598      86,400
Great Western Finl                                     3,400                     84,076      86,275
Grupo Televisa                                           480                      7,154      10,800
Guarantee Life Companies Inc                           1,100                     14,300      17,324
Hexcel Corp                                            9,000                     44,235     101,250
Home State Holdings Inc                                1,200                     10,712      11,137
Jostens Inc.                                           3,500                     63,738      84,875
Koala Corp                                               775                      6,834       9,590
Lincoln Telecommunications Co                          1,015                     18,233      21,442
MacNeal-Schwendler Corp                                5,400                     66,420      86,400
Montedison SPA ADR                                     4,310                     39,868      28,015
Network General Corp                                     150                      4,969       5,006
OEC Medical Systems, Inc.                              3,040                     18,240      29,640
Patriot American Hospitality                           2,300                     55,200      59,225
PPG Inds Inc                                             216                      7,918       9,882
Price/Costco Inc Com                                   3,200                     44,400      48,800
Proxima Corp                                           3,700                     71,288      81,863
Repap Enterprises Com                                  6,950                     25,194      30,844
                                                                              ---------   ---------
  Total this page                                                             3,371,275   4,113,318

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995
- ---------------------------------------------------------------------------------------------------
             Column B                                Column C                 Column D    Column E
                                       Description of Investment, Including
    Identity of Issue, Borrower           Collateral, Rate of Interest,                   Current
      Lessor or Similar Party          Maturity Date, Par or Maturity Value     Cost       Value
Balance forward                                                               3,371,275   4,113,318
Repsol Spon ADR                                       2,600                      83,586      85,475
Rubbermaid Inc                                          175                       4,796       4,463
Snyder Oil Corp                                       7,400                      83,667      88,800
Stet Soc Finanz Telef Sp ADR                          1,800                      55,458      50 175
Target Therapeutics Inc                                 460                       6,469      19,665
Toys R Us Inc                                         2,000                      49,536      43,500
U S Healthcare Inc                                    2,400                      85,237     111,600
UNOCAL Corporation                                      900                      24,240      26,212
UNR Industries, Inc Com                               4,900                      19,967      42,263
Viacom Inc CL B                                         220                       9,219      10,423
Wall Data Inc                                           295                       6,527       4,868
Wang Laboratories                                     2,710                      30,826      45,054
WHX Corporation                                       7,000                      84,465      76,125
WMX Technologies Inc Com                              1,900                      48,860      56,525
Zemex Corp                                              775                       8,003       7,752
                                                                             ----------  ----------
     Total Common Stock                                                       3,972,131   4,786,218

*Represents a Party-In-Interest

Mutual Funds:

Society National Bank Magic Fund                     19,671                     206,011     212,762
Growth Fund of Spain Inc                              5,000                      53,155      53,750
                                                                             ----------  ----------
     Total Mutual Funds                                                         259,166     266,512

Preferred Stock:

First Chicago NBD Corp                               350 shares              $   33,425  $   35,000
Texas Utilities Elec Co                              350 shares                  33,950      34,570
Westbridge Cap Corp                                   40 shares                  36,000      36,000
                                                                             ----------  ----------
     Total Preferred Stock                                                      103,375     105,570

U.S. Government Securities:

US Treasury                                         105,000
                                             Note Dated 11/15/94 -
                                              7.375% Mat-11/15/97               104,934     108,970
US Treasury                                          67,000
                                             Note Dated 8/15/94 -
                                              7.25% Mat-8/l5/2004                64,741      74,496
                                                                             ----------  ----------
     Total US Government Securities                                             169,675     183,466

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995
- ---------------------------------------------------------------------------------------------------
             Column B                                Column C                  Column D    Column E
                                       Description of Investment, Including
    Identity of Issue, Borrower           Collateral, Rate of Interest,                    Current
      Lessor or Similar Party          Maturity Date, Par or Maturity Value      Cost       Value
Corporate Securities:

Commercial Federal Corp                 25,000 - 10.25% Mat-12/15/99             25,375      25,000
Swift Energy Co                         40,000 - 6.5% Mat-6/30/2003-96           38,600      43,000
AMC Entertainment                       40,000 - 11.875% Mat-8/1/2000-97         42,500      44,800
Primark Corp                             5,000 - 8.75% Mat-10/15/2000-97          5,125       5,125
Kinder Care Centers                     45,000 - 10.375% Mat-6/1/2001-98         45,338      47,363
Ornda Healthcorp                        40,000 - 12.25% Mat-5/15/2002-97         42,900      43,800
Katz Corp                               15,000 - 12.75% Mat-11/15/2002-97        16,688      16,106
Westpoint Stevens Inc.                  60,000 - 8.75% Mat-12/15/2001-98         56,963      60,150
Alliant Techsystems Inc                 55,000 - 11.75% Mat-3/1/2003-99          60,500      59,769
Leucadia National Corp                  34,000 - 10.375% Mat-6/15/2002-97        36,210      36,783
Affinity Group                          50,000 - 11.5% Mat-10/15/2003-98         48,625      50,500
Thrifty Payless Inc                     45,000 - 9.25% Mat-10/1/2003-98          47,475      48,712
ARA GRP                                 38,000 - 8.5% Mat-6/1/2003-98            35,530      39,805
Texas Bottling Group Inc                60,000 - 9% Mat-11/15/2003-98            59,925      60,000
Noble Drilling                          50,000 - 9.25% Mat-10/1/2003-98          47,125      52,125
Community Health Systems                55,000 - 10.25% Mat-11/30/2003-98        58,713      59,400
Owens Ill Inc                          105,000 - 11% Mat-12/1/2003-99           116,088     118,650
Eckerd Jack Corp                        50,000 - 9.25% Mat-2/15/2004-99          51,500      53,187
Corporate Express Inc                   35,000 - 9.125% Mat-3/15/2004-99         35,079      32,281
Tenet Healthcare Corporation            45,000 - 10.125% Mat-3/1/2005-00         46,237      49,837
Exide Corp                              50,000 - 10% Mat-4/15/2005-00            51,125      54,125
Arcadian Partners LP                    40,000 - Ser B 10.75%
                                                 Mat-5/1/2005-98                 39,450      44,000
Coty Inc                                55,000 - 10.25% Mat-5/1/2005-00          58,764      58,300
Genesis Health                          30,000 - 9.75% Mat-6/15/2005-00          30,075      31,650
Quorum Health                           55,000 - 8.75% Mat-11/1/2005-00          55,894      56,856
Comcast Cp                             105,000 - 9.125% Mat-10/15/2006-00       109,463     109,200
                                                                             ----------  ----------
     Total Corporate Securities                                               1,261,267   1,300,524

Guaranteed Interest Contracts:

Principal Financial Group              GIC, 8.00%, matures 12/31/95              60,016      60,016
Principal Financial Group              GIC, 7.00%, matures 12/31/96              79,764      79,764
Principal Financial Group              GIC, 5.50%, matures 12/31/97              82,741      82,741
Principal Financial Group              GlC, 6.00%, matures 12/31/98              51,115      51,115
                                                                             ----------  ----------
                                                                                273,636     273,636

Certificate of Deposit:                6.75%, matures 12/31/98                  156,936     156,936

Money Market Fund:                     869,334 units                            869,334     869,334

Loans to Participants:                 Participant loans bearing various
                                       dates and interest rates                 130,619     130,619
                                                                             ----------  ----------

     Total Investments                                                       $7,196,139  $8,072,815
                                                                             ==========  ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27d - Schedule of Reportable Transactions
For the Year Ended December 31, 1995
- ----------------------------------------------------------------------------------------------------

Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets

   Column A             Column B         Column C   Column D     Column E      Column F    Column G

                                                                  Total         Total
 Identity of                             Number of  Number of  Dollar Value  Dollar Value  Net Gain
Party Involved    Description of Assets  Purchases    Sales    of Purchases    of Sales    or (Loss)
- --------------    ---------------------  ---------  ---------  ------------  ------------  ---------
First National
  Bank of Omaha   Money Market Funds        246        277       5,030,971     6,466,885       --
First National    21,566 shares
  Bank of Omaha     Acceptance Insurance
                    Companies Inc.           12        --          319,804           --        --
First National    1,209 shares
  Bank of Omaha     Acceptance Insurance
                    Companies Inc.          --           5             --        347,866     5,099
First National    38,216 shares Society
  Bank of Omaha     National Bank
                    Magic Fund               20        --          396,703           --        --
